Exhibit 7.1

Board of Directors

Continental Resources Group, Inc.
New York, NY

KBL LLP (“KBL”) acknowledges that we have reviewed the 8-K/A and the disclosures therein and we agree with the statements made by the Company in response to this Form 8-K/A. Based thereon, KBL has advised the Company that the financial statements for the Company's fiscal quarter ended December 31, 2010 should no longer be relied upon.

We hereby consent to the incorporation by reference to the Form 8-K/A dated July 15, 2011 of Continental Resources Group, Inc. for the fiscal quarter ended December 31, 2010 regarding Continental’s intention to amend its Form 10-Q for the fiscal quarter ended December 31, 2010 and to all references to our firm included in this 8-K/A.

KBL, LLP

Certified Public Accountants and Advisors
July 19, 2011

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